February 18, 2025

Kip Eardley
President
James Maritime Holdings Inc.
9160 South 300 West, #101
Sandy, UT 84070

       Re: James Maritime Holdings Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed February 12, 2025
           File No. 333-282424
Dear Kip Eardley:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 7, 2025 letter.

Amendment No. 3 to Registration Statement on Form S-1
General

1. We note your response to prior comment 3, and reissue in part. We note your auditor consent from Bush & Associates now refers to an auditor report dated February 11,
       2025, whereas the auditor report from Bush & Associates included in the registration statement is dated June 3, 2024. Please revise accordingly and refile. The consent should refer to the auditor report included in the registration statement.
2. Please revise your disclosure throughout your registration statement where appropriate, including but not limited to your "Our Business" and Management's
       Discussion and Analysis sections, to provide a current description of your business and reflect the current state of your business operations, activities and product lines as
 February 18, 2025
Page 2

      applicable. Specifically, revise to reflect the status of your sales of personal protective equipment under the Gladiator business. We note that it appears you stopped selling these products in mid-2023.
       Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Jared Febbroriello